

April 5, 2011

Pal Seung Lee
Chairman and Chief Executive Officer
Woori Finance Holdings Co., Ltd.
203 Hoehyon-dong, 1-ga, Chung-gu
Seoul 100-792, Republic of Korea

> **Re:** **Woori Finance Holdings Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 25, 2010**
> **File No. 1-31811**
> **Response Letters Dated December 30, 2010 and March 21, 2011**

Dear Mr. Lee:

We refer you to our comment letters dated December 1, 2010 and January 14, 2011 regarding business contacts with Iran. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Todd Schiffman
Assistant Director
Division of Corporation Finance